UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001 – 16167

MONSANTO COMPANY

MONSANTO FINANCE CANADA CO.*

MONSANTO SAVINGS AND INVESTMENT PLAN

(Exact name of registrant as specified in its charter)

800 North Lindbergh Boulevard

St. Louis, Missouri 63167

(314) 694-1000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.01 per share

1.850% Senior Notes due 2018

2.125% Senior Notes due 2019

2.750% Senior Notes due 2021

2.200% Senior Notes due 2022

3.375% Senior Notes due 2024

2.850% Senior Notes due 2025

5.500% Senior Notes due 2025

4.200% Senior Notes due 2034

5.500% Senior Notes due 2035 (Monsanto Company)

5.500% Senior Notes due 2035 (Monsanto Finance Canada Co.)

5.875% Senior Notes due 2038

3.600% Senior Notes due 2042

4.650% Senior Notes due 2043

4.400% Senior Notes due 2044

3.950% Senior Notes due 2045

4.750% Senior Notes due 2064

(Title of each class of securities covered by this Form)

None.

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:

Common Stock, par value $0.01 per share	one
1.850% Senior Notes due 2018	58
2.125% Senior Notes due 2019	71
2.750% Senior Notes due 2021	74
2.200% Senior Notes due 2022	67
3.375% Senior Notes due 2024	76
2.850% Senior Notes due 2025	51
5.500% Senior Notes due 2025	50
4.200% Senior Notes due 2034	68
5.500% Senior Notes due 2035 (Monsanto Company)	38
5.500% Senior Notes due 2035 (Monsanto Finance Canada Co.)	23
5.875% Senior Notes due 2038	33
3.600% Senior Notes due 2042	41
4.650% Senior Notes due 2043	39
4.400% Senior Notes due 2044	49
3.950% Senior Notes due 2045	41
4.700% Senior Notes due 2064	60

Pursuant to the requirements of the Securities Exchange Act of 1934, Monsanto Company has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: June 18, 2018	By:	/s/ Michelle Bushore
	Name:	Michelle Bushore
	Title:	Corporate Secretary

Pursuant to the requirements of the Securities Exchange Act of 1934, the additional registrant listed below has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

MONSANTO SAVINGS AND INVESTMENT PLAN

Date: June 18, 2018	By:	/s/ Lisa J. Massa
	Name:	Lisa J. Massa
	Title:	Chairperson of the Monsanto Company Employee Benefits Plans Committee, Administrator of the Plan

*	Effective July 26, 2010, Monsanto Finance Canada Co. was dissolved and its assets were distributed to Monsanto Company.

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.